SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2005

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated August 15, 2005

2.	Interim Report to Shareholders for the Three Months ended June 30, 2005

NEWS RELEASE
For Immediate Release
August 15, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2005

($ millions, except per share data)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Sales	329.9	241.1	675.5	431.7
Operating earnings	77.6	120.2	186.4	211.1
Foreign exchange loss on long-term debt	12.6	0.1	18.5	5.8
Net Income	31.3	71.4	86.5	51.6
Earnings: $ per share	2.14	4.87	5.90	3.52
EBITDA (1)	104.9	133.0	238.4	237.4
Cash flow from operations (2)	73.1	149.6	88.2	194.6

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income.

(2)	Cash provided by operations after changes in non-cash working capital.
Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended June 30, 2005.
The company generated net income of $31.3 million or $2.14 per share for the second quarter of 2005, compared to $71.4 million or $4.87 for the same period in 2004. The decline in profitability during the quarter is a combined result of a $42.6 million decrease in operating earnings, a $12.8 million increase in finance expense due to increase in the average outstanding debt compared to 2004, a $12.5 million increase in foreign exchange loss on long-term debt, and a $27.9 million decrease in income tax expense.
Operating earnings for the second quarter were $77.6 million compared to $120.2 million for the same period in 2004, representing a 35.4% decline. Second quarter sales of $329.9 million were $88.8 million or 36.8% higher than the second quarter sales in 2004. As a result of the acquisition of four oriented strand board (OSB) production facilities during 2004, OSB shipment volumes increased by 112.9% compared to the second quarter of 2004. At the same time, Ainsworth’s per unit cost of sales increased by 15.9% as a direct result of increases in wood fibre costs and resin and wax prices.
EBITDA, defined as operating earnings before amortization of capital assets plus other income, was $104.9 million compared to $133.0 million in the same period last year. While OSB production capacity and shipments increased significantly compared to the same period in 2004, operating earnings decreased with the decline in OSB prices and the overall increase in OSB production costs compared to 2004. EBITDA for the six months ended June 30, 2005, was $238.4 million compared to $237.4 million in the same period last year.

Cash provided by operations (after changes in non-cash working capital) during the quarter was $73.1 million compared to $149.6 million in the second quarter of 2004. The decline in cash provided by operations is attributable to lower margins and to increases in non-cash working capital.
Net cash flows used in financing activities for the current quarter were $45.8 million compared to cash provided by financing activities of $131.6 million in 2004. During the current quarter the Company repurchased U.S. $24.5 million in long term debt, while in the second quarter of 2004 the Company issued U.S. $110 million 6.75% senior unsecured notes. In addition, in the second quarter of 2005 the Company paid a dividend of $14.6 million to shareholders of record on June 7, 2005.
During the second quarter of 2005 the Company invested $10.1 million in capital and other assets, such as upgrades to its operating facilities, timber rights purchases, and wood deposits in the Minnesota operations.
At June 30, 2005 Ainsworth had a cash balance of $194.8 million compared to $212.6 million at December 31, 2004 and $177.6 million at March 31, 2005. At June 30, 2004 the cash balance was $100.0 million.
“While the price for OSB has declined from the record levels experienced in 2004, demand for engineered wood products remains strong. Given our commitment and expertise in the manufacturing and marketing of engineered wood products, and the continued strength of the residential construction industry, we are well positioned to address the influences of the market. The construction of a second line at our Grande Prairie OSB facility demonstrates our commitment to meeting increased customer demand for engineered wood products. The Company will continue to explore business opportunities to enhance our ability to service the needs of the market and our customers”, said Brian Ainsworth, Chairman and Chief Executive Officer.
The company will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Tuesday, August 16, 2005 to discuss the company’s second quarter results. The dial-in phone number is 1-800-470-5906, Reservation #21257447. To access the post-view line, dial 1-800-558-5253 or 1-416-626-100, Reservation #21257447. This recording will be available until August 22, 2005.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca
Robb Pelwecki
Treasurer
robb.pelwecki@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	June 30	December 31
	2005	2004
	Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents	$194,771	$212,624
Timber licence deposits (Note 3)	36,249	—
Accounts receivable	68,671	55,034
Inventories	95,187	87,582
Income taxes receivable	35,580	—
Prepaid expenses	10,888	8,349

	441,346	363,589

Capital Assets	909,623	926,204
Other Assets	51,718	47,702
Goodwill	102,970	103,516

	$1,505,657	$1,441,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$42,593	$42,973
Accrued liabilities	25,917	60,207
Income taxes payable	—	41,181
Current portion of long-term debt	100	274

	68,610	144,635
Reforestation Obligation	4,475	4,470
Long-term Debt (Note 4)	905,551	916,625
Future Income Taxes	135,883	74,949

	1,114,519	1,140,679

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(15,235)	(34,237)
Retained earnings	350,546	278,742

	391,138	300,332

	$1,505,657	$1,441,011

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Sales	$329,892	$241,090	$675,470	$431,722

Costs and Expenses
Costs of products sold	219,238	105,206	423,696	191,424
Selling and administration	7,754	4,900	15,079	10,016
Amortization of capital assets	25,326	10,832	50,280	19,146

	252,318	120,938	489,055	220,586

Operating Earnings	77,574	120,152	186,415	211,136

Finance Expense
Interest charges	16,978	6,512	33,228	16,900
Amortization of finance charges	1,230	396	2,454	1,257
Loss on repurchase of long-term debt	1,485	—	1,485	106,198

	19,693	6,908	37,167	124,355

Other Income	1,971	2,018	1,674	7,076
Foreign Exchange Loss on Long-term Debt	(12,587)	(104)	(18,480)	(5,786)

Income Before Income Taxes	47,265	115,158	132,442	88,071
Income Tax Expense	15,932	43,756	45,989	36,465

Net Income	31,333	71,402	86,453	51,606
Retained Earnings, Beginning of Period	333,862	98,767	278,742	118,563
Dividends Paid (Note 5)	14,649	—	14,649	—
Repurchase of Capital Stock	—	243	—	243

Retained Earnings, End of Period	$350,546	$169,926	$350,546	$169,926

Basic and diluted earnings per share	$2.14	$4.87	$5.90	$3.52

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$31,333	$71,402	$86,453	$51,606
Amounts not requiring an outlay of cash
Amortization of capital assets	25,326	10,832	50,280	19,146
Amortization of financing costs	841	213	1,681	685
Amortization of debt discount	387	179	767	323
Amortization of consent and commitment fees	2	4	6	249
Foreign exchange loss on long-term debt	12,587	104	18,480	5,786
Loss on repurchase of long-term debt	1,485	—	1,485	106,198
Non-cash stock-based compensation	—	—	—	2,640
Gain on disposal of capital assets	(11)	(14)	(11)	(25)
Change in non-current reforestation obligation	(399)	(662)	5	(252)
Future income taxes	29,261	(26,903)	60,938	(34,476)
Change in non-cash operating working capital	(27,676)	94,433	(131,860)	42,695

Cash provided by operating activities	73,136	149,588	88,224	194,575

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(131)	(94)	(174)	(162)
Repurchase of long-term debt	(31,062)	—	(31,062)	(451,305)
Proceeds from issue of long-term debt	—	136,359	—	417,507
Financing costs	—	(4,411)	—	(10,406)
Dividends paid	(14,649)	—	(14,649)	—
Repurchase of capital stock	—	(284)	—	(284)

Cash provided by (used in) financing activities	(45,842)	131,570	(45,885)	(44,650)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(5,521)	(3,848)	(17,507)	(5,613)
Increase in other assets	(4,580)	(4,455)	(6,447)	(4,956)
Proceeds on disposal of capital assets	11	26	11	40
Timber licence deposits	—	—	(36,249)	—
Investment in Voyageur Panel Limited	—	(284,551)	—	(284,551)
Acquisition of cash of Voyageur Panel Limited	—	51,143	—	51,143

Cash used in investing activities	(10,090)	(241,685)	(60,192)	(243,937)

NET CASH INFLOW (OUTFLOW)	17,204	39,473	(17,853)	(94,012)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	177,567	60,569	212,624	194,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$194,771	$100,042	$194,771	$100,042

SUPPLEMENTAL INFORMATION
Taxes paid	$9,917	$6,233	$59,305	$8,913

Interest paid	$24,698	$9,350	$27,670	$35,259

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2005 and 2004
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, and Ainsworth Engineered Canada Limited Partnership.

2.	AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP

On January 3, 2005 Ainsworth Engineered Canada Limited Partnership was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

Concurrent with this agreement, the Company authorized 5,000,000 Series 3 non-voting, redeemable, retractable preferred shares and issued 100,000 of these preferred shares to its wholly-owned subsidiary Ainsworth Engineered Corp. No other preferred shares are outstanding at June 30, 2005.

These transactions do not affect the Company’s consolidated borrowings, financial position or earnings.

3.	TIMBER LICENCE DEPOSITS

The Company submitted an application for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year. Both licences are for a term of 15 years.

The Company was the successful bidder in both areas and is currently awaiting government approval of each application. At June 30, 2005 the Ministry of Forests had not granted the licences to the Company. Under the application agreements, until such time as the licences are granted, the $36.2 million in deposits will be held in trust.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2005 and 2004
(Unaudited)

3.	TIMBER LICENCE DEPOSITS (Continued)

As part of the applications for the timber licences, the Company is considering an opportunity to construct two timber processing facilities in these timber supply areas. No commitments to proceed with these facilities have been made.

4.	LONG TERM DEBT

During the period, the Company repurchased U.S.$1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S.$2.0 million of its 13.875% Senior Unsecured Notes, and U.S.$21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million.

The balances of the outstanding long term debt at June 30, 2005 are as follows:

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$336,985

U.S.$153,540,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	188,148

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	257,334

U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	134,794

U.S.$1,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,656

Capital lease obligations	100

919,017
Unamortized deferred debt discount	(13,366)

905,651
Current portion	(100)

$905,551

5.	DIVIDENDS

On June 21, 2005 the Company paid a cash dividend of $1.00 per common share to holders of record of common shares as of the close of business on June 7, 2005.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2005 and 2004
(Unaudited)

6.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three Months ended June 30		Six Months ended June 30
	2005	2004	2005	2004

United States	$299,918	$197,426	$606,560	$348,058
Canada	21,069	34,264	51,512	62,764
Asia	6,228	7,346	11,401	16,446
Europe	2,677	2,054	5,997	4,454

Total	$329,892	$241,090	$675,470	$431,722

7.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended June 30		Six Months ended June 30
	2005	2004	2005	2004

Defined benefits plans	$186	$336	$352	$610
Contributions to multi-employer plan	685	517	1,260	1,085
Contributions to group RRSP plans	403	333	809	658

Total	$1,274	$1,186	$2,421	$2,353

AINSWORTH LUMBER CO. LTD.
Other Information

	June 30, 2005	Dec. 31, 2004
Selected Balance Sheet Items ($000’s)
Cash	$194,771	$212,624
Working capital	372,736	218,954
Total assets	1,505,657	1,441,011
Total debt	905,651	916,899
Shareholders’ equity	350,546	300,332

		Three months ended June 30		Six months ended June 30
		2005	2004	2005	2004
Reconciliation of Net Income to EBITDA ($000’s)
Net Income		$31,333	$71,402	$86,453	$51,606
Add:	Amortization of capital assets	25,326	10,832	50,280	19,146
	Finance expense	19,693	6,908	37,167	124,355
	Income tax expense	15,932	43,756	45,989	36,465
	Foreign exchange loss on long-term debt	12,587	104	18,480	5,786

EBITDA {Note 1}		$104,871	$133,002	$238,369	$237,358

Product Sales ($000’s)
OSB		$302,679	$207,401	$621,210	$371,623
Plywood		23,633	29,566	47,337	52,371
Veneer		2,474	3,180	4,825	5,941
Chips		1,106	943	2,098	1,787

		$329,892	$241,090	$675,470	$431,722

Geographic Sales Distribution ($000’s)
Canada		$21,069	$34,264	$51,512	$62,763
USA		299,918	197,426	606,560	348,059
Europe		2,677	2,054	5,997	4,454
Asia		6,228	7,346	11,401	16,446

		$329,892	$241,090	$675,470	$431,722

Product Shipment Volumes
OSB	(msf-3/8”)	837,522	393,416	1,643,115	754,987
Plywood	(msf-3/8”)	35,463	40,405	71,863	75,240
Veneer	(msf-3/8”)	11,424	12,858	22,023	23,559
Chips	(BDUs)	13,084	9,612	24,721	19,333
Production Volumes
OSB	(msf-3/8”)	808,847	407,535	1,616,871	753,806
Plywood	(msf-3/8”)	35,539	36,741	72,993	74,241
Veneer	(msf-3/8”){Note 2}	108,483	49,584	203,354	99,683
Chips	(BDUs)	13,084	9,612	24,721	19,333

Note 1:	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income.

Note 2:	Includes transfer volumes to Savona (for plywood production).

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED JUNE 30, 2005

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
In the second quarter of 2005, despite the softening of the market for oriented strand board (OSB), the Company continued to advance its position as a leader in the manufacturing and distribution of engineered wood products. In May of this year the Company announced the expansion of its Grande Prairie facility, which when completed will provide an additional 600 mmsf (3/8” basis) of production capacity.
Results of Operations
For the three months ended June 30, 2005 the Company generated net income of $31.3 million compared to $71.4 million in 2004. Operating earnings in the second quarter of 2005 declined by $42.6, million from $120.2 million in 2004 to $77.6 million in 2005. The decline in profitability compared to 2004 is attributed to the softening of the market for OSB compared to the 2004 record high OSB prices, combined with an increase in input costs. Net income for the six months ended June 30, 2005 was $86.5 million compared to $51.6 million in 2004. Despite the $24.7 million decline in operating earnings compared to the six months ended June 30, 2004, net income for the period increased by $34.9 million. This increase in 2005 is due to the significant increase in OSB shipments compared to 2004, combined with a one-time refinancing charge of $106.2 million on the redemption of senior secured notes recorded in 2004.
Operating earnings before amortization of capital assets, plus other income (EBITDA) for the second quarter of 2005 was $104.9 million compared to $133.0 million in 2004. EBITDA for the six months ended June 30, 2005 was $238.4 million compared to $237.4 million for the same period in 2004.
Sales
Sales in the three months ended June 30, 2005 were $329.9 million compared to $345.6 million in the preceding quarter and $241.1 million in the second quarter of 2004. The increase in sales compared to the second quarter of 2004 is explained primarily by the production capacity increase due to the addition of the Barwick facility in May 2004 and the three Minnesota OSB facilities in September 2004. Compared to the same period in 2004, OSB shipments increased by 112.9%, while the Company’s average OSB sales price declined by 31.4%. Compared to the first quarter of 2005 the decrease in sales is explained by an 8.6% decrease in the Company’s average OSB sales price partially offset by a 4.0% increase in OSB shipments.
OSB sales increased by 45.9% compared to the second quarter of 2004, from $207.4 million in 2004 to $302.7 million in 2005. For the first six months of 2005, sales increased by $243.8 million or 56.5% compared to the same period in 2004. The acquisition of the Minnesota and Barwick facilities explains a $249.6 million increase in OSB sales compared to the first six months of 2004. OSB shipments increased by 117.7% while OSB prices decreased by 23.2%.

1

Cash Flow and Financial Position
Cash provided by operations, after changes in non-cash working capital, was $73.1 million for the second quarter of 2005 compared to $149.6 million in the second quarter of 2004. For the six months ended June 30, cash provided by operations was $88.2 million in 2005 compared to $194.6 million in 2004. The decrease in cash generated from operations is attributable to lower operating margins and an increase in non-cash working capital.
Net cash used in financing activities was $45.8 million compared to $131.6 million provided by financing activities in 2004. During the second quarter of 2005, the Company repurchased U.S. $24.5 million of its long-term debt, while in 2004 the Company issued U.S. $110 million 6.75% senior unsecured notes to finance the acquisition of the Barwick OSB facility. On June 21, 2005, the Company paid a dividend of $1.00 per share, totaling $14.6 million, to holders of record on June 7, 2005. Net cash used in financing activities was $45.9 million for the six months ended June 30, 2005 compared to $44.7 million in 2004.
For the three months ended June 30, 2005, the Company invested $10.1 million in capital and other assets compared to $8.3 million in 2004. The majority of the capital acquisitions relate to upgrades of the Company OSB facilities, purchase of timber cutting rights in Grande Prairie, and an expansion of the Company corporate office. Net cash used in investing activities during the quarter was $10.1 million compared to net cash used in investing activities of $241.7 million in 2004. The significant decrease in net cash used in investing activities compared to 2004 is explained by $284.6 million invested in the Barwick OSB facility in May 2004. Net cash used in investing activities for the first half of 2005 was $60.2 million compared to $243.9 million in 2004. In 2005, the Company invested $24.0 million in capital and other assets compared to $10.6 million in 2004.
At June 30, 2005 the Company had $194.8 million in cash and cash equivalents compared to $212.6 million at December 31, 2004, and $100.0 million at June 30, 2004.

2

Outlook
While the price for OSB has declined from the record levels experienced in 2004, demand for engineered wood products remains strong. Given our commitment and expertise in the manufacturing and marketing of engineered wood products, and the continued strength of the residential construction industry, we are well positioned to address the influences of the market. The construction of a second line at our Grande Prairie OSB facility demonstrates our commitment to meeting increased customer demand for engineered wood products. The Company will continue to explore business opportunities to enhance our ability to service the needs of the market and our customers.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
August 15, 2005
Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended June 30, 2005
This management’s discussion and analysis is presented as at August 15, 2005. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.
Overview
Net income for the six months ended June 30, 2005 was $86.5 million compared to $51.6 million for the same period in 2004. The overall increase in profitability is the combined result of the following changes:
•	$24.7 million decrease in operating earnings due to lower OSB prices and higher input costs
•	$87.2 million decrease in finance expense, primarily due to a $106.2 million refinancing charge in 2004, partially offset by a $16.3 million increase in interest charges in the current period
•	$12.7 million increase in exchange loss on long-term debt
•	$9.5 million increase in income tax expense
•	$5.4 million decrease in other income.
Net income for the three months ended June 30, 2005 was $31.3 million, down from $71.4 million for the same period in 2004. In the second quarter of 2005 the Company, in line with market conditions, experienced declines in the average price of OSB compared to 2004, while the prices of input materials, such as wood fibre, resin and wax continued to increase. North Central benchmark OSB prices averaged U.S. $297 per msf (7/16” basis) in the second quarter, compared to U.S. $364 per msf for the first quarter of 2005.
Operating earnings decreased to $77.6 million in the three month period ended June 30, 2005, from $120.2 million in the previous year. The $42.6 million decrease was driven by a 31.4% decline in the Company’s average OSB price and a 15.9% increase in the per unit costs of sales as compared to the same period in 2004. These declines were partially offset by a 112.9% increase in OSB sales volume. The acquisition of the Barwick OSB facility in May 2004, together with the acquisition of the three Minnesota OSB facilities in September 2004 resulted in a significant increase in OSB production volume and shipments compared to the first half of 2004.
Operating Earnings for the Three Months Ended June 30
(in millions of Canadian dollars)

4

For the three months ended June 30, 2005 total sales increased by $88.8 million or 36.8% compared to the same period in 2004. For the six month period ended June 30, 2005, total sales rose by 56.5%, from $431.7 million to $675.5 million, while OSB sales increased by 67.2%, from $371.6 million to $621.2 million.
During the quarter plywood and veneer sales were down an average of 20.3% due to lower sales volumes (4.6%) and lower pricing (9.4%). Plywood and veneer products accounted for 7.9% of total sales during the second quarter of 2005.
Second quarter EBITDA was $104.9 million, down from the first quarter level of $133.5 million and down from $133.0 million recorded in the second quarter of 2004. The decline in EBITDA from the first quarter of 2005 and from the 2004 second quarter was mainly due to a drop in North American OSB pricing and increase in input costs, which more than offset the growth in scale of operations which occurred in 2004 on the acquisitions of the Minnesota and Barwick facilities. For the six month period ended June 30, 2005 EBITDA increased by $1.0 million compared to the same six month period of 2004.
Selected Quarterly Information

(in millions, except per share data)	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03
Sales	329.9	345.6	253.0	225.2	241.1	190.6	173.6	155.8
Operating earnings	77.6	108.8	27.5	87.4	120.2	91.0	67.4	59.0
Foreign exchange gain (loss) on long-term debt	(12.6)	(5.9)	46.1	33.5	(0.1)	(5.7)	12.8	(0.7)
Net income (loss)	31.3	55.1	52.4	71.1	71.4	(19.8)	40.9	28.9
Earnings (loss): $ per share	2.14	3.76	3.58	4.85	4.87	(1.36)	2.82	1.99
EBITDA (1)	104.9	133.5	55.5	84.4	133.0	104.4	89.2	67.3
Cash flow from operations (2)	73.1	15.1	60.7	111.8	149.6	45.0	77.8	46.7
Outstanding shares(3)	14.6	14.6	14.6	14.6	14.6	14.7	14.6	14.6

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income. We have presented EBITDA as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2)	Cash provided by operations after changes in non-cash working capital.

(3)	At August 15, 2005 the Company had 14,649,140 issued common shares.
Financial Highlights
Sales
Total sales for the three months ended June 30, 2005 were $329.9 million compared to $241.1 million for the same period in 2004. OSB sales represented approximately 91.8% of the Company’s total sales in the second quarter of 2005 compared to 86.0% in the second quarter of 2004. For the comparative six month periods ended June 30, total sales were $675.5 million in 2005 and $431.7 million in 2004.

5

Total Sales for the Six Months Ended June 30
(in millions of Canadian dollars)
Sales of OSB increased by $95.3 million or 45.9%, from $207.4 million in 2004 to $302.7 million, in the current quarter. The increase in OSB sales is the result of increased shipment volumes, partially offset by a decline in market prices. OSB shipment volumes increased by 112.9%, as a result of higher production capacity with the addition of the Barwick and Minnesota OSB facilities in 2004, and continuing strong demand for the product. The Company’s average OSB sales price decreased by 31.4% in the current quarter compared to 2004. This decrease reflects the decline in OSB prices compared to the record high prices the market experienced during the same period in 2004.

For the Six Months Ended June 30

Total OSB Shipment Volume	Company Average OSB Price
(in million square feet)	($per msf 3/8”)

Plywood and veneer sales declined by 20.3% due to a 4.6% decrease in shipment volumes and a 9.4% average decline in pricing.
Costs and expenses
Cost of products sold in the second quarter of 2005 was $219.2 million compared to $105.2 million in 2004. The $114.0 million or 108.4% increase in costs of products sold is primarily attributable to the increase in OSB shipment volumes of 112.9% over the same period in 2004, combined with an increase in input costs associated with the production of OSB.
OSB cost of products sold in the second quarter of 2005, representing 88.3% of total costs of products sold, was $193.7 million compared to $78.5 million during the same period in 2004. The significant increase is explained primarily by the 112.9% increase in OSB shipments in the second quarter of 2005. In addition, the Company’s average per unit production cost of OSB increased by 15.9% from the same quarter in 2004. Wood fibre costs increased by 24% in the second quarter of 2005 as compared to the same period in 2004, reflecting the addition of higher

6

fibre costs in the Minnesota and Barwick operations. In addition, some of the mills increased the intake of wood fibre in order to attain higher quality finished products, which also contributed to the increase in per unit costs. Resin and wax, significant direct materials used in the production of OSB, continued to experience rising prices throughout the quarter, and increased by 21% and 32% respectively, causing an increase in production costs at all operations.
Plywood and veneer costs were consistent with the corresponding period in the prior year.
The overall product contribution margin has decreased from 56.4% in the first quarter of 2005 to 33.5% in the current quarter. This change is reflective of continuing rising material costs combined with a decline in OSB prices.
Selling and administration expenses were $7.8 million compared to $4.9 million in the second quarter of 2004. The increase in selling and administration costs is a direct result of the overall increase in business activity resulting from the acquisitions in 2004.
Amortization of capital assets in the second quarter of 2005 was $25.3 million compared to $10.8 million in 2004. The increase in amortization is primarily due to amortization of the additional capital assets acquired with the Barwick and the Minnesota OSB facilities.
Finance expense totaled $19.7 million for the current quarter, representing an increase of $12.8 million compared to the second quarter of 2004. During 2004 the Company issued new debt to fund the acquisitions of the Barwick and Minnesota OSB facilities, resulting in an increase in average indebtedness in 2005 compared to 2004, and higher finance expense. In addition, in the current quarter the Company repurchased U.S. $24.5 million of long term debt, resulting in a $1.5 million charge. For the six month period ended June 30, finance expense decreased by $87.2 million, reflective of the non-recurring $106.2 million loss on repurchase of long-term debt recorded in the first quarter of 2004, and the increase in interest charges in the current period.
Other income in the second quarter of 2005 is consistent with other income in the same period of 2004. For the six month period ended June 30, other income decreased by $5.4 million as compared to 2004, with the decrease explained by a foreign exchange loss recorded in the first quarter of 2005, associated with the Company’s working capital, and with US dollar transactions in the Minnesota facilities.
During the quarter, the Company recognized a foreign exchange loss of $12.6 million compared to $0.1 million in the same period of 2004, associated with its US-dollar denominated debt. The loss reflects the decline in the value of the Canadian dollar relative to the US dollar during the second quarter of 2005.
Income tax expense for the six month period ended June 30 is $46.0 million (34.7% effective rate) in 2005 compared to $36.5 million (41.4% effective rate) in 2004.
Operating Highlights
OSB production volume increased from 407.5 mmsf (3/8” basis) in the second quarter of 2004 to 808.8 mmsf (3/8” basis) in the second quarter of 2005, a 98.5% increase. The increase in the OSB production volume reflects the acquisition of the Barwick and the three Minnesota OSB facilities, which contributed 57.8% of the production volume in the second quarter of 2005. Production levels were virtually unchanged in the second quarter versus the first quarter of 2005.
Plywood production has remained constant compared to the second quarter of 2004. Veneer production increased by 118.8% in the current quarter compared to 2004.

7

Cash Flow and Liquidity
During the current quarter, cash provided by operations after changes in non-cash working capital, was $73.1 million compared to $149.6 million in the same quarter in 2004. For the six month period ended June 30, 2005 cash provided by operations was $88.2 million compared to $194.6 million in 2004. The decline in cash provided by operations for the six month period is attributable to both lower margins as market prices declined from their 2004 highs, and to an increase in non-cash working capital. Non-cash working capital increased due to increases in accounts receivable and inventories, coupled with a reduction in accrued liabilities and income taxes payable. The increase in accounts receivable is attributable to increased OSB shipment volume, while log inventories were higher compared to December seasonally lower levels.
Net cash flows used in financing activities for the six month period ended June 30 were $45.9 million in 2005 compared to $44.7 million in 2004. During the first quarter of 2004 the Company issued U.S. $210 million 6.75% senior unsecured notes and completed a refinancing of its senior secured notes. During the second quarter of 2004, the Company issued additional U.S. $110 million 6.75% senior unsecured notes, while in the second quarter of 2005 the Company repurchased U.S. $24.5 million (CDN $31.1 million) in long term debt. During the second quarter of 2005, the Company also paid a dividend of $14.6 million to shareholders of record on June 7, 2005.
During the first six months of 2005, the Company invested $24.0 million in capital and other assets, consisting of upgrades to the operating facilities, upgrades to the corporate office, increase in wood deposits in Minnesota and timber rights purchased in Grande Prairie and various other projects. In addition, the Company made a timber license deposit of $36.2 million for an application for timber licenses in the Prince George and the Quesnel timber supply areas, for approximately 1.4 million m3 of timber per year over a period of fifteen years.
At June 30, 2005 the Company had $194.8 million in cash and cash equivalents compared to $212.6 million at December 31, 2004 and $177.6 million at March 31, 2005. The Company expects to fund its ongoing operations and future capital expenditures from cash generated by operations and the balance of its cash on hand.
Related Party Transactions
During the quarter, the Company paid $30 thousand to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.
Critical Accounting Policies
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.
Valuation of inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential

8

resolution or disposition of the underlying claims and associated costs.
Valuation of long-lived assets. We review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We review the carrying values of our capital assets, including construction in progress, and believe that our reported values are reasonable based on the current circumstances.
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Future income taxes. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are not amortized. However, these indefinite life assets are tested for impairment on an annual basis and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will reduce product costs that will offset inflationary impacts.
Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly.
Pension plans. Most of our Canadian employees and US employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the US, which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future

9

values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Outlook
During the second quarter of 2005, the Company was successful in securing sufficient additional long-term timber tenure to permit the expansion of the Grande Prairie facility. The Company is currently in the early stages of designing the facility, which is scheduled for completion in 2007. The addition of a second line at the Grande Prairie facility should provide an additional 600 mmsf (3/8” basis) annually of engineered wood products to the Company, and is expected to address the needs of a growing market for manufactured value-added products.
The Company is very pleased to be moving forward with this expansion, the announcement of which has received positive feedback from employees and the community of Grande Prairie. The expansion will create approximately 95 direct jobs in production and woodlands.
In the past few months the Company has been exploring a number of opportunities for growth and expansion, which could prove very valuable in the future. In the near term the Company’s main focus remains on the design and construction of a second line at the Grande Prairie facility.
While the market for OSB has softened in the past few months, there continues to be strong demand for engineered wood and value-added OSB products as U.S. housing starts remain stable compared to 2004. With our established expertise in the manufacturing of value-added wood products, and continuous development of new and innovative manufacturing technologies, the Company is well positioned to meet the changes in demand in the North American and export markets.

10

AINSWORTH LUMBER CO. LTD. Interim
Consolidated Balance Sheet
(In thousands of dollars)

	June 30	December 31
	2005	2004
	Unaudited	Audited

ASSETS

Current Assets
Cash and cash equivalents	$194,771	$212,624
Timber licence deposits (Note 3)	36,249	—
Accounts receivable	68,671	55,034
Inventories	95,187	87,582
Income taxes receivable	35,580	—
Prepaid expenses	10,888	8,349

	441,346	363,589

Capital Assets	909,623	926,204
Other Assets	51,718	47,702
Goodwill	102,970	103,516

	$1,505,657	$1,441,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$42,593	$42,973
Accrued liabilities	25,917	60,207
Income taxes payable	—	41,181
Current portion of long-term debt	100	274

	68,610	144,635

Reforestation Obligation	4,475	4,470
Long-term Debt (Note 4)	905,551	916,625
Future Income Taxes	135,883	74,949

	1,114,519	1,140,679

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(15,235)	(34,237)
Retained earnings	350,546	278,742

	391,138	300,332

	$1,505,657	$1,441,011

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

11

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Sales	$329,892	$241,090	$675,470	$431,722

Costs and Expenses
Costs of products sold	219,238	105,206	423,696	191,424
Selling and administration	7,754	4,900	15,079	10,016
Amortization of capital assets	25,326	10,832	50,280	19,146

	252,318	120,938	489,055	220,586

Operating Earnings	77,574	120,152	186,415	211,136

Finance Expense
Interest charges	16,978	6,512	33,228	16,900
Amortization of finance charges	1,230	396	2,454	1,257
Loss on repurchase of long-term debt	1,485	—	1,485	106,198

	19,693	6,908	37,167	124,355

Other Income	1,971	2,018	1,674	7,076
Foreign Exchange Loss on Long-term Debt	(12,587)	(104)	(18,480)	(5,786)

Income Before Income Taxes	47,265	115,158	132,442	88,071
Income Tax Expense	15,932	43,756	45,989	36,465

Net Income	31,333	71,402	86,453	51,606
Retained Earnings, Beginning of Period	333,862	98,767	278,742	118,563
Dividends Paid (Note 5)	14,649	—	14,649	—
Repurchase of Capital Stock	—	243	—	243

Retained Earnings, End of Period	$350,546	$169,926	$350,546	$169,926

Basic and diluted earnings per share	$2.14	$4.87	$5.90	$3.52

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

12

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$31,333	$71,402	$86,453	$51,606
Amounts not requiring an outlay of cash
Amortization of capital assets	25,326	10,832	50,280	19,146
Amortization of financing costs	841	213	1,681	685
Amortization of debt discount	387	179	767	323
Amortization of consent and commitment fees	2	4	6	249
Foreign exchange loss on long-term debt	12,587	104	18,480	5,786
Loss on repurchase of long-term debt	1,485	—	1,485	106,198
Non-cash stock-based compensation	—	—	—	2,640
Gain on disposal of capital assets	(11)	(14)	(11)	(25)
Change in non-current reforestation obligation	(399)	(662)	5	(252)
Future income taxes	29,261	(26,903)	60,938	(34,476)
Change in non-cash operating working capital	(27,676)	94,433	(131,860)	42,695

Cash provided by operating activities	73,136	149,588	88,224	194,575

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(131)	(94)	(174)	(162)
Repurchase of long-term debt	(31,062)	—	(31,062)	(451,305)
Proceeds from issue of long-term debt	—	136,359	—	417,507
Financing costs	—	(4,411)	—	(10,406)
Dividends paid	(14,649)	—	(14,649)	—
Repurchase of capital stock	—	(284)	—	(284)

Cash provided by (used in) financing activities	(45,842)	131,570	(45,885)	(44,650)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(5,521)	(3,848)	(17,507)	(5,613)
Increase in other assets	(4,580)	(4,455)	(6,447)	(4,956)
Proceeds on disposal of capital assets	11	26	11	40
Timber licence deposits	—	—	(36,249)	—
Investment in Voyageur Panel Limited	—	(284,551)	—	(284,551)
Acquisition of cash of Voyageur Panel Limited	—	51,143	—	51,143

Cash used in investing activities	(10,090)	(241,685)	(60,192)	(243,937)

NET CASH INFLOW (OUTFLOW)	17,204	39,473	(17,853)	(94,012)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	177,567	60,569	212,624	194,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$194,771	$100,042	$194,771	$100,042

SUPPLEMENTAL INFORMATION
Taxes paid	$9,917	$6,233	$59,305	$8,913

Interest paid	$24,698	$9,350	$27,670	$35,259

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

13

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2005 and 2004
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, and Ainsworth Engineered Canada Limited Partnership.

2.	AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP

On January 3, 2005 Ainsworth Engineered Canada Limited Partnership was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

Concurrent with this agreement, the Company authorized 5,000,000 Series 3 non-voting, redeemable, retractable preferred shares and issued 100,000 of these preferred shares to its wholly-owned subsidiary Ainsworth Engineered Corp. No other preferred shares are outstanding at June 30, 2005.

These transactions do not affect the Company’s consolidated borrowings, financial position or earnings.

3.	TIMBER LICENCE DEPOSITS

The Company submitted an application for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year. Both licences are for a term of 15 years.

The Company was the successful bidder in both areas and is currently awaiting government approval of each application. At June 30, 2005 the Ministry of Forests had not granted the licences to the Company. Under the application agreements, until such time as the licences are granted, the $36.2 million in deposits will be held in trust.

14

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2005 and 2004
(Unaudited)

3.	TIMBER LICENCE DEPOSITS (Continued)

As part of the applications for the timber licences, the Company is considering an opportunity to construct two timber processing facilities in these timber supply areas. No commitments to proceed with these facilities have been made.

4.	LONG TERM DEBT

During the period, the Company repurchased U.S.$1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S.$2.0 million of its 13.875% Senior Unsecured Notes, and U.S.$21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million.

The balances of the outstanding long term debt at June 30, 2005 are as follows:

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$336,985

U.S.$153,540,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	188,148

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	257,334

U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	134,794

U.S.$1,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,656

Capital lease obligations	100

919,017
Unamortized deferred debt discount	(13,366)

905,651
Current portion	(100)

$905,551

5.	DIVIDENDS
On June 21, 2005 the Company paid a cash dividend of $1.00 per common share to holders of record of common shares as of the close of business on June 7, 2005.

15

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2005 and 2004
(Unaudited)

6.	SEGMENTED INFORMATION
The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.
Sales attributed to countries based on location of customer are as follows:

	Three Months ended June 30		Six Months ended June 30
	2005	2004	2005	2004
United States	$299,918	$197,426	$606,560	$348,058
Canada	21,069	34,264	51,512	62,764
Asia	6,228	7,346	11,401	16,446
Europe	2,677	2,054	5,997	4,454

Total	$329,892	$241,090	$675,470	$431,722

7. BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended June 30		Six Months ended June 30
	2005	2004	2005	2004
Defined benefits plans	$186	$336	$352	$610
Contributions to multi-employer plan	685	517	1,260	1,085
Contributions to group RRSP plans	403	333	809	658

Total	$1,274	$1,186	$2,421	$2,353

16

AINSWORTH LUMBER CO. LTD.
Other Information

			June 30, 2005	Dec. 31, 2004
Selected Balance Sheet Items ($000’s)
Cash			$194,771	$212,624
Working capital			372,736	218,954
Total assets			1,505,657	1,441,011
Total debt			905,651	916,899
Shareholders’ equity			350,546	300,332

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$31,333	$71,402	$86,453	$51,606
Add: Amortization of capital assets	25,326	10,832	50,280	19,146
Finance expense	19,693	6,908	37,167	124,355
Income tax expense	15,932	43,756	45,989	36,465
Foreign exchange loss on long-term debt	12,587	104	18,480	5,786

EBITDA (Note 1)	$104,871	$133,002	$238,369	$237,358

Product Sales ($000’s)
OSB	$302,679	$207,401	$621,210	$371,623
Plywood	23,633	29,566	47,337	52,371
Veneer	2,474	3,180	4,825	5,941
Chips	1,106	943	2,098	1,787

	$329,892	$241,090	$675,470	$431,722

Geographic Sales Distribution ($000’s)
Canada	$21,069	$34,264	$51,512	$62,763
USA	299,918	197,426	606,560	348,059
Europe	2,677	2,054	5,997	4,454
Asia	6,228	7,346	11,401	16,446

	$329,892	$241,090	$675,470	$431,722

Product Shipment Volumes
OSB (msf-3/8”)	837,522	393,416	1,643,115	754,987
Plywood (msf-3/8”)	35,463	40,405	71,863	75,240
Veneer (msf-3/8”)	11,424	12,858	22,023	23,559
Chips (BDUs)	13,084	9,612	24,721	19,333

Production Volumes
OSB (msf-3/8”)	808,847	407,535	1,616,871	753,806
Plywood (msf-3/8”)	35,539	36,741	72,993	74,241
Veneer (msf-3/8”)(Note 2)	108,483	49,584	203,354	99,683
Chips (BDUs)	13,084	9,612	24,721	19,333

Note 1:	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income.

Note 2:	Includes transfer volumes to Savona (for plywood production).

17

About Ainsworth
Ainsworth Lumber Co. Ltd. Is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.3 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contact:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Or
Robb Pelwecki
Treasurer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robb.pelwecki@ainsworth.ca
Common shares of Ainsworth Lumber Co. Ltd. are
traded on the Toronto Stock Exchange
under the symbol: ANS
Visit our web-site : www.ainsworth.ca

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2005

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer